UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42362

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously disclosed, on February 24, 2026, at 10:00 A.M., Beijing Time (February 23, 2026, at 9:00 P.M., Eastern Time), Star Fashion Culture Holdings Limited (the “Company”) held its Annual General Meeting (the “Meeting”). At the Meeting, among other resolutions approved, the shareholders of the Company adopted the resolution to approve the following:

By an ordinary resolution, that:

(i) the increase of the authorized share capital of the Company from US$50,000 divided into 4,980,000,000 class A ordinary shares of US$0.00001 each (the “Pre-consolidation Class A Ordinary Shares”) and 20,000,000 class B ordinary shares of US$0.00001 each (the “Pre-consolidation Class B Ordinary Shares”) to US$800,000 divided into 76,000,000,000 Pre-consolidation Class A Ordinary Shares and 4,000,000,000 Pre-consolidation Class B Ordinary Shares by the creation of additional 71,020,000,000 Pre-consolidation Class A Ordinary Shares and additional 3,980,000,000 Pre-consolidation Class B Ordinary Shares be and hereby is approved (the “Increase of Authorised Share Capital”);

(ii) the consolidation of every forty (40) issued and unissued Pre-consolidation Class A Ordinary Shares in the authorized share capital of the Company into 1 class A ordinary shares of US$0.0004 each (the “Class A Ordinary Shares”) and every forty (40) issued and unissued Pre-consolidation Class B Ordinary Shares in the authorized share capital of the Company into 1 class B ordinary shares of US$0.0004 each (the “Class B Ordinary Shares”) be and hereby is approved, such that the authorized share capital of the Company shall become US$800,000 divided into 1,900,000,000 Class A Ordinary Shares of US$0.0004 each and 10,000,000 class B Ordinary Shares of US$0.0004 each (the “Share Consolidation”, together with the Increase of Authorised Share Capital, the “Share Restructuring”);

(iii) pursuant to the Share Consolidation:

(a) the 46,450,000 Pre-consolidation Class A Ordinary Shares currently in issue and outstanding be consolidated into 1,161,250 Class A Ordinary Shares and

(b) the 1,300,000 Pre-consolidation Class B Ordinary Shares currently in issue and outstanding be consolidated 32,500 Class B Ordinary Shares;

(c) the remaining authorized but unissued 75,953,550,000 Pre-consolidation Class A Ordinary Shares be consolidated into 1,898,838,750 Class A Ordinary Shares and the remaining 3,998,700,000 authorized but unissued Pre-consolidation Class B Ordinary Shares be consolidated into 99,967,500 Class B Ordinary Shares;

(d) any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and

(e) in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board be and is hereby authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation.

(iv) the registered office provider of the Company (the “RO Provider”) be and hereby is authorized and instructed to attend to any necessary filing of the new authorized share capital of the Company together with this ordinary resolution (or any necessary extract hereof) with the Registrar of Companies in the Cayman Islands (the “Registrar”); and

(v) the transfer agent and share registrar of the Company be and hereby is authorized and instructed to update the shareholder list of the Company as may be necessary to reflect the Share Restructuring.”

On February 23, 2026, the Company effected the Share Restructuring.

As a result of the Share Restructuring, each 40 pre-combination shares outstanding will automatically combine into one new share without any action on the part of the holders, and (a) the 46,450,000 Pre-consolidation Class A Ordinary Shares currently in issue and outstanding will be consolidated into approximately 1,161,250 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number); and (b) the 1,300,000 Pre-consolidation Class B Ordinary Shares currently in issue and outstanding will be consolidated into approximately 32,500 Class B Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number).

Upon the opening of business on March 13, 2026, the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “STFS”. The new CUSIP number of the Company’s shares will be G8437Q127.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: March 11, 2026	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

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